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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING

(CHECK ONE):  /x/Form 10-K / /Form 20-F / /Form 11-K / /Form 10-Q / /Form N-SAR

                 For Period Ended:  December 31, 1996
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                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                 ------------------------------
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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
   Elek-Tek, Inc.
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Full Name of Registrant

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Former Name if Applicable
   7350 N. Linder Avenue
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Address of Principal Executive Office (Street and Number)
   Skokie, Il 60077
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
/x / will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is pursuing an amendment to its credit facility. The Registrant cannot secure an amendment to its credit facility prior to the prescribed filing date for the 1996 Annual Report on Form 10-K. The absence of an amendment to the credit facility will cause the Registrant to significantly modify its disclosures in Management's Discussion and Analysis of Financial Condition and Results of Operations and its financial statement presentation of short-term debt and related financial statement disclosures. The Registrant requires the additional fifteen calendar days following the prescribed filing date for the 1996 Annual Report on Form 10-K to enable it to obtain an amendment to the credit facility.


                                               (ATTACH EXTRA SHEETS IF NEEDED)
                                                               SEC 1344 (6/84)



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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
      Miguel Martinez                       847              677-7660
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                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           /x/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            /x/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    Net sales for the fourth quarter ended December 31, 1996 were $84.9 million compared with $96.2 million one year earlier. Net sales for the fiscal year ended December 31, 1996 were $333.5 million versus $338.0 million for fiscal 1995.

    During the quarter, the Company experienced markedly different sales results among its three distribution channels. Corporate sales continued its strong showing during 1996 with fourth quarter revenues of $34.3 million, a 13% increase over the comparable quarter of 1995, due to a broadening customer base, particularly in the Kansas City and Indianapolis markets. However, the Company believes the retail computer market was depressed during the fourth quarter as many consumers deferred their PC purchases in anticipation of new technology introductions during 1997. ELEK-TEK's retail, as well as its catalog/mail order sales, were down significantly in the fourth quarter. Retail sales fell short of last year's results by 24%, and catalog/mail order sales dropped by 20%. Also contributing to this reduced catalog/mail order sales was a planned reduction in catalog circulation while management focused considerable effort on upgrading the quality of its mailing list to improve yields on future mailings.

    As a result of its year-end review of operations, ELEK-TEK took an additional $2.7 million in pre-tax special charges in the fourth quarter. These charges reflect increases in reserves related to contested account balances. ELEK-TEK had previously reported the recognition of $6.4 million (pre-tax) in special charges during the second quarter of 1996.

    Excluding the impact of special charges, the Company showed good improvement in its operations during this year's fourth quarter reflected by a full 1% drop in operating expenses as a percentage of sales to 12.6% versus 13.6% a year ago, despite lower sales. Contributing to these savings were lower compensation and benefits due to the 20% headcount reduction implemented by ELEK-TEK during 1996 and a significant reduction in professional fees.

    During the fourth quarter, gross margin special charges improved from 12.2% last year to 13.9% despite heavy seasonal discounting in the retail channel. The fourth quarter also reflected the continuing trend of increasing utilization of primary sourcing for inventory resulting in a lower cost of goods.

    In addition to the $2.7 million pre-tax special charges, estimated future tax benefits were reduced which resulted in additional tax expense of $1.6 million. Excluding the impact of the charges and tax expense, net income for the quarter would have been $330,000, or $0.05 per share, versus a loss of $1.3 million, or $0.21 per share, for last year's fourth quarter. For fiscal 1996, ELEK-TEK recognized a net loss of $10.6 million, or $1.68 per share, which included special charges after tax of $7.5 million, or $1.19 per share. ELEK-TEK reported a net loss of $299,000, or $0.05 per share for fiscal 1995.
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                          Elek-Tek, Inc.
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                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date      April 1, 1997                       By /s/ Miguel Martinez
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                                                     Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

____________________________________ATTENTION__________________________________

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                      VIOLATIONS (SEE 18 U.S.C. 1001).
_______________________________________________________________________________


                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).